UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2026

Commission file number: 001-41482

Nexera Technologies Ltd

(Translation of registrant’s name into English)

7 Mezada St.
Bnei Brak, Israel 5126112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Interim Financial Statements; Management’s Discussion; Analysis of Fort Technology Inc.

This Report of Foreign Issuer on Form 6-K (“Form 6-K”) is being furnished by Nexera Technologies Ltd (the “Company”) to the Securities and Exchange Commission for the purpose of furnishing the following exhibits, each of which were made available on SEDAR+ at www.sedarplus.ca, by Fort Technology Inc. (TSXV:FORT) (“Fort Technology”), the Company’s majority owned subsidiary, on April 29, 2026: (i) audited consolidated financial statements of Fort Technology as of December 31, 2025, attached as Exhibit 99.1 hereto; and (ii) Fort Technology’s management’s discussion and analysis for the year ended December 31, 2025, attached as Exhibit 99.2 hereto.

Press Release

On April 28, 2026, the Company issued a press release titled “Nexera: KeepZone AI Receives Official Authorization to Introduce Advanced Fuel Tank Structural Survivability System in the Gulf Region”, a copy of which is furnished as Exhibit 99.3 to this Form 6-K.

Adjustments to Exercise Price

The Company hereby updates that pursuant to Section 2(a) of the Series A Warrants dated January 29, 2024 (the “Series A Warrants”) to purchase ordinary shares, no par value, of the Company (the “Ordinary Shares”), Section 2(a) of the amended and restated warrant to purchase Ordinary Shares, issued in connection with a convertible promissory note, dated January 16, 2025 (the “Note Warrant”) and  Section 2(a) of the warrant to purchase Ordinary Shares issued in connection with a convertible promissory note, dated February 18, 2026 (the “Second Note Warrant”), effective as of April 28, 2026, the exercise price per each whole Ordinary Share issuable upon exercise of the outstanding Series A Warrants, the Note Warrant and the Second Note Warrant was adjusted to $1.545808 (subject to any further adjustment as provided therein). No other changes, adjustments or modifications were made to the Series A Warrants, the Note Warrant or the Second Note Warrant. As of April 29, 2026, the Note Warrant and Second Note Warrant have been exercised in full by the holder thereof.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-277188, File No. 333-262835, File No. 333-283848, File No. 333-283904, File No. 333-285030, File No. 333-287341 and File No. 333-293607) and Registration Statements on Form S-8 (File No. 333-269119, File No. 333-280459,File No. 333-291322 and File No. 333-295195), to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Audited Consolidated Financial Statements of Fort Technology Inc. as of December 31, 2025.
99.2	Management Discussion and Analysis of Fort Technology Inc. for the year ended December 31, 2025.
99.3	Press Release issued by Nexera Technologies Ltd, dated April 28, 2026, titled “Nexera: KeepZone AI Receives Official Authorization to Introduce Advanced Fuel Tank Structural Survivability System in the Gulf Region”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nexera Technologies Ltd

Date: April 30, 2026	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

3